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                                                                      EXHIBIT 12

                 THE WILLIAMS COMPANIES, INC. AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

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
                                                                  YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                        1995      1994      1993      1992      1991
                                                       ------    ------    ------    ------    ------
                                                                   (DOLLARS IN MILLIONS)
Earnings:
  Income from continuing operations before income
     taxes..........................................   $401.4    $246.6    $298.0    $145.5    $ 93.1
  Add:
     Interest expense -- net........................    263.4     139.8     140.8     136.5     134.2
     Rental expense representative of interest
       factor.......................................     26.9       9.2       8.1       8.3       5.3
     Preferred dividends of subsidiaries............      3.7        --        --        .3        .8
     Interest accrued -- 50% owned company..........     30.7      31.7      31.3      27.3      10.3
     Minority interest expense......................     10.0        --        --        --        --
     Other..........................................      5.5       2.0       4.1        .4        .9
                                                       ------    ------    ------    ------    ------
          Total earnings as adjusted plus fixed
            charges.................................   $741.6    $429.3    $482.3    $318.3    $244.6
                                                       ======    ======    ======    ======    ======
Combined fixed charges and preferred stock dividend
  requirements:
  Interest expense -- net...........................   $263.4    $139.8    $140.8    $136.5    $134.2
  Capitalized interest..............................     14.5       6.0      10.4       8.9       4.7
  Rental expense representative of interest
     factor.........................................     26.9       9.2       8.1       8.3       5.3
  Pretax effect of dividends on preferred stock of
     the Company....................................     18.0      13.1      19.1      19.4      15.9
  Pretax effect of dividends on preferred stock of
     subsidiaries...................................      5.8        --        --        .4       1.2
  Interest accrued -- 50% owned company.............     30.7      31.7      31.3      27.3      10.3
                                                       ------    ------    ------    ------    ------
          Combined fixed charges and preferred stock
            dividend requirements...................   $359.3    $199.8    $209.7    $200.8    $171.6
                                                       ======    ======    ======    ======    ======
Ratio of earnings to combined fixed charges and
  preferred stock dividend requirements.............     2.06      2.15      2.30      1.59      1.43
                                                       ======    ======    ======    ======    ======
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